# SEC Schedule 13D/A (Amendment No. 37) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001193125-13-254173
Filed by CIK 0000902749
Persons authorized to receive notices and communications: Ned L. Sherwood, 151 Terrapin Point, Vero Beach, Florida (FL), 32963, (772) 257-6658

## Reporting persons
- Ned L. Sherwood (CIK 0000902749): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,006,033.13; sole dispositive power 0; shared dispositive power 3,006,033.13; aggregate amount beneficially owned 3,006,033.13 (29.9% of the class)
  Comment: * Includes (i) 2,767,995.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.
- MRMP-Managers LLC (CIK 0001492137): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,767,995.13; sole dispositive power 0; shared dispositive power 2,767,995.13; aggregate amount beneficially owned 2,767,995.13 (27.53% of the class)
- Ned L. Sherwood Revocable Trust (CIK 0001797839): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 238,038; sole dispositive power 0; shared dispositive power 238,038; aggregate amount beneficially owned 238,038 (2.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Comment: This Amendment No. 37 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 37") amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Except as amended and supplemented by this Amendment No. 37, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows: As previously reported in Amendments No. 34, No. 35 and No. 36, the Reporting Persons proposed certain amendments to the now terminated Cooperation & Support Agreement (previously entered into in January of 2023) to the Board of Directors (the "Board") of the Company in order to avoid a costly proxy fight, including proposals regarding directors to be nominated to the Board. As of today, the Company has not announced its annual meeting and has not accepted the amendments proposed by the Reporting Persons. The Reporting Persons previously issued open letters to shareholders on January 21, 2025, January 28, 2025 and February 5, 2025. The Reporting Persons submitted a nomination notice in accordance with the Company's by-laws to the Company on February 14, 2025 outlining the nominations proposed by the Reporting Persons. The Reporting Persons hereby issue an additional open letter to shareholders filed as Exhibit 99.1 herewith (the "Letter"). The third paragraph of the Letter filed as Exhibit 99.1 herewith, including the five numbered subparagraphs that follow and Exhibit A of the Letter, are hereby incorporated by reference in this Item 4 and expressly are made a part hereof.

The Reporting Persons once again hereby affirm that they have no current intent to engage in a control transaction. To the extent the Company continues to refuse nomination of directors proposed by the Reporting Persons, Ned L. Sherwood, MRMP-Managers LLC and Ned L. Sherwood Revocable Trust intend to make a filing with the SEC of a proxy statement and accompanying proxy card to solicit votes for the election of director nominees at the next annual meeting of shareholders of Barnwell Industries, Inc. Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the beneficiary and the trustee, holds 238,038 shares of common stock of Barnwell, and MRMP-Managers LLC, of which Mr. Sherwood is the Chief Investment Officer, holds 2,767,995.138 shares of common stock of Barnwell. Mr. Sherwood is deemed to beneficially own all of these shares. Ned L. Sherwood, MRMP-Managers LLC and their nominees to the Barnwell board will be the participants in this proxy solicitation. Information regarding the participants and their interests in the solicitation will be included in their proxy statement and other materials filed with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Sherwood beneficially owns in the aggregate 3,006,033.138 shares of Common Stock, which represents approximately 29.90% of the Company's outstanding shares of Common Stock. Each percentage ownership of Common Stock set forth in this Statement is based on the 10,053,534 shares of Common Stock reported by the Company as outstanding as of December 13, 2024 in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 17, 2024.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 32 on May 31, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information set forth in Item 4 above is hereby incorporated herein by reference. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Open Letter to Shareholders Regarding Proposed Board Candidates, dated as of February 19, 2025

## Signatures
- Ned L. Sherwood: /s/ Ned L. Sherwood, NED L. SHERWOOD (02/19/2025)
- MRMP-Managers LLC: /s/ Ned L. Sherwood, Ned L. Sherwood/Chief Investment Officer (02/19/2025)
- Ned L. Sherwood Revocable Trust: /s/ Ned L. Sherwood, Ned L. Sherwood/Trustee (02/19/2025)